UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KLDiscovery Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

498455104

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498455104	13D	Page 1 of 21 pages

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person PN

CUSIP No. 498455104	13D	Page 2 of 21 pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 498455104	13D	Page 3 of 21 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person CO

CUSIP No. 498455104	13D	Page 4 of 21 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 498455104	13D	Page 5 of 21 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person PN

CUSIP No. 498455104	13D	Page 6 of 21 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 498455104	13D	Page 7 of 21 pages

1	Names of Reporting Persons TC Group Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person PN

CUSIP No. 498455104	13D	Page 8 of 21 pages

1	Names of Reporting Persons CEOF II DE GP AIV, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 498455104	13D	Page 9 of 21 pages

1	Names of Reporting Persons CEOF II DE AIV GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,260,970
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,260,970

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,260,970
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person PN

CUSIP No. 498455104	13D	Page 10 of 21 pages

1	Names of Reporting Persons CEOF II DE I AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,415,562
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,415,562

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,415,562
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.4%
14	Type of Reporting Person PN

CUSIP No. 498455104	13D	Page 11 of 21 pages

1	Names of Reporting Persons CEOF II Coinvestment (DE), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,763,655
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,763,655

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,763,655
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.1%
14	Type of Reporting Person PN

CUSIP No. 498455104	13D	Page 12 of 21 pages

1	Names of Reporting Persons CEOF II Coinvestment B (DE), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 81,753
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 81,753

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,753
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 498455104	13D	Page 13 of 21 pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock (the “Common Stock”) of KLDiscovery Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 8201 Greensboro Dr., Suite 300, McLean, VA 22102. Prior to the Business Combination (as defined below), the Issuer was known as Pivotal Acquisition Corp. (“Pivotal”).

Item 2. Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1) Carlyle Group Management L.L.C.,

2) The Carlyle Group L.P.,

3) Carlyle Holdings I GP Inc.,

4) Carlyle Holdings I GP Sub L.L.C.,

5) Carlyle Holdings I L.P.,

6) TC Group, L.L.C.,

7) TC Group Sub L.P.,

8) CEOF II DE GP AIV, L.L.C.,

9) CEOF II DE AIV GP, L.P.,

10) CEOF II DE I AIV, L.P.,

11) CEOF II Coinvestment (DE), L.P., and

12) CEOF II Coinvestment B (DE), L.P.

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Suite 220 South, Washington, DC 20004-2505. The Reporting Persons are principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are Kewsong Lee, Glenn A. Youngkin, Peter J. Clare, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Dr. Thomas S. Robertson, William J. Shaw and Anthony Welters (collectively, the “Directors”).

The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are Kewsong Lee, Co-Chief Executive Officer, Glenn A. Youngkin, Co-Chief Executive Officer, Peter J. Clare, Co-Chief Investment Officer, Daniel A. D’Aniello, Chairman Emeritus, David M. Rubenstein, Co-Executive Chairman, William E. Conway, Jr., Co-Executive Chairman and Co-Chief Investment Officer, Curtis L. Buser, Chief Financial Officer, Christopher Finn, Chief Operating Officer and Jeffrey W. Ferguson, General Counsel (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Suite 220 South, Washington, DC 20004-2505.

CUSIP No. 498455104	13D	Page 14 of 21 pages

The present principal occupation of each of the Directors is as follows: Kewsong Lee is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Glenn A. Youngkin is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Peter J. Clare is the Co-Chief Investment Officer of Carlyle Group Management L.L.C.; Daniel A. D’Aniello is a Co-Founder and Chairman Emeritus of Carlyle Group Management L.L.C.; David M. Rubenstein is a Co-Founder and Co-Executive Chairman of Carlyle Group Management L.L.C.; William E. Conway, Jr. is a Co-Founder and Co-Chief Executive Chairman and Co-Chief Investment Officer of Carlyle Group Management L.L.C.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is a Senior Advisor at The Carlyle Group L.P.; Janet Hill is a Principal at Hill Family Advisors; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; and Anthony Welters is Executive Chairman of the Black Ivy Group, LLC.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement, as defined below, that pertain to the securities acquired by the Reporting Persons. Following the consummation of the Business Combination, the Reporting Persons’ existing common stock in LD Topco, Inc., a Delaware corporation (“LD”), automatically converted into 19,996,804 shares of Common Stock of the Issuer. In addition, pursuant to the terms of the Merger Agreement, the Reporting Persons have the right to receive up to 1,264,166 shares of Common Stock in the event that certain conditions are met, as further described below.

Item 4. Purpose of Transaction.

Business Combination

On December 19, 2019, pursuant to the merger agreement (the “Merger Agreement”), dated as of May 20, 2019, by and among Pivotal, Pivotal Merger Sub Corp. (“Merger Sub”), LD and Carlyle Equity Opportunity GP, L.P. (solely as representative of the stockholders of LD), Merger Sub merged with and into LD, with LD surviving the merger (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Business Combination, LD became a wholly owned subsidiary of Pivotal, with the stockholders of LD becoming securityholders of the Issuer. In connection with the closing of the Business Combination, the Reporting Persons received an aggregate of 19,996,804 shares of Common Stock. Pursuant to the terms of the Merger Agreement, the Reporting Persons also have the right to receive up to 1,264,166 shares of Common Stock if the reported closing sale price of the Common Stock exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any 20 consecutive trading days during the five-year period following the closing of the Business Combination.

CUSIP No. 498455104	13D	Page 15 of 21 pages

Stockholders’ Agreement

As contemplated by the Merger Agreement, the Issuer, certain of the Reporting Persons and Revolution Growth III, LP (“Revolution”) entered into a stockholders’ agreement (the “Stockholders’ Agreement”) pursuant to which the Issuer has granted the Reporting Persons and Revolution the right to collectively nominate six directors to serve on the Issuer’s board of directors (the “Board”) for so long as the Reporting Persons and Revolution beneficially own, in the aggregate at least 65% of the Common Stock owned immediately following the Business Combination. In the event the Reporting Persons and Revolution beneficially own less than 65% but at least 35% of the Common Stock owned immediately following the Business Combination, they shall be entitled to nominate three directors to serve on the Board. In the event the Reporting Persons and Revolution beneficially own less than 35% but at least 10% of the Common Stock owned immediately following the Business Combination, they shall be entitled to nominate one director to serve on the Board. The Issuer has agreed to take all actions necessary to ensure that the nominees designated by the Reporting Persons and Revolution are included in the Board’s slate of nominees for election at any annual or special stockholders meeting. In addition, each of Revolution and the Reporting Persons have agreed to vote all shares of Common Stock owned by them in favor of the election of the nominees designated pursuant to the Stockholders’ Agreement. The Stockholders’ Agreement shall automatically terminate in the event that Revolution and the Reporting Persons beneficially own less than 5% of the Common Stock outstanding.

Registration Rights Agreement

Also, in connection with the consummation of the Business Combination, on December 19, 2019, the Issuer entered into a registration rights agreement with certain of the Reporting Persons and certain other identified investors (the “Registration Rights Agreement”), pursuant to which the Issuer granted demand registration rights, short-form registration rights, shelf registration rights and piggyback registration rights to such stockholders, and the resale under the Securities Act of 1933 of the Common Stock held by them, subject to certain conditions set forth therein.

The foregoing descriptions of the Stockholders’ Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

CUSIP No. 498455104	13D	Page 16 of 21 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the terms of the Stockholders’ Agreement, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 42,528,017 shares of Common Stock following completion of business combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	21,260,970	48.5%	0	21,260,970	0	21,260,970
The Carlyle Group L.P.	21,260,970	48.5%	0	21,260,970	0	21,260,970
Carlyle Holdings I GP Inc.	21,260,970	48.5%	0	21,260,970	0	21,260,970
Carlyle Holdings I GP Sub L.L.C.	21,260,970	48.5%	0	21,260,970	0	21,260,970
Carlyle Holdings I L.P.	21,260,970	48.5%	0	21,260,970	0	21,260,970

CUSIP No. 498455104	13D	Page 17 of 21 pages

TC Group, L.L.C.	21,260,970	48.5%	0	21,260,970	0	21,260,970
TC Group Sub L.P.	21,260,970	48.5%	0	21,260,970	0	21,260,970
CEOF II DE GP AIV, L.L.C.	21,260,970	48.5%	0	21,260,970	0	21,260,970
CEOF II DE AIV GP, L.P.	21,260,970	48.5%	0	21,260,970	0	21,260,970
CEOF II DE I AIV, L.P.	19,415,562	44.4%	0	19,415,562	0	19,415,562
CEOF II Coinvestment (DE), L.P.	1,763,655	4.1%	0	1,763,655	0	1,763,655
CEOF II Coinvestment B (DE), L.P.	81,753	0.2%	0	81,753	0	81,753

CEOF II DE I AIV, L.P. is the record holder of 19,415,562 Common Stock, CEOF II Coinvestment (DE), L.P. is the record holder of 1,763,655 and CEOF II Coinvestment B (DE), L.P. is the record holder of 81,753 Common Stock (collectively, the “CEOF Funds”).

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group, L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group, L.P. is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which is the sole member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the sole member of CEOF II DE GP AIV, L.L.C., which is the general partner CEOF II DE AIV GP, L.P., which is the general partner of each of the CEOF Funds. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by the CEOF Funds.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of Stockholders’ Agreement and Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 498455104	13D	Page 18 of 21 pages

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Stockholders’ Agreement, dated December 19, 2019, by and among Pivotal Acquisition Corp., affiliates of Carlyle Equity Opportunity GP, L.P. and Revolution Growth III, LP and certain other signatories thereto (incorporated by reference to Exhibit 10.14 to the Issuer’s Current Report on Form 8-K filed on December 26, 2019).

3	Registration Rights Agreement, dated December 19, 2019, by and among Pivotal Acquisition Corp., affiliates of Carlyle Equity Opportunity GP, L.P. and Revolution Growth III, LP and certain other signatories thereto (incorporated by reference to Exhibit 4.6 to the Issuer’s Current Report on Form 8-K filed on December 26, 2019).

99	Power of Attorney.

CUSIP No. 498455104	13D	Page 19 of 21 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2019

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP SUB L.L.C.
By: Carlyle Holdings I GP Inc., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CUSIP No. 498455104	13D	Page 20 of 21 pages

CARLYLE HOLDINGS I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP, L.L.C.
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP SUB L.P.
By: TC Group, L.L.C., its general partner
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CEOF II DE GP AIV, L.L.C.

By:	/s/ William Darman
Name:	William Darman
Title:	Authorized Person

CEOF II DE AIV GP, L.P.
By: CEOF II DE GP AIV, L.L.C., its general partner

By:	/s/ William Darman
Name:	William Darman
Title:	Authorized Person

CUSIP No. 498455104	13D	Page 21 of 21 pages

CEOF II DE I AIV, L.P.
By: CEOF II DE AIV GP, L.P., its general partner
By: CEOF II DE GP AIV, L.L.C., its general partner

By:	/s/ William Darman
Name:	William Darman
Title:	Authorized Person

CEOF II COINVESTMENT (DE), L.P.
By: CEOF II DE AIV GP, L.P., its general partner
By: CEOF II DE GP AIV, L.L.C., its general partner

By:	/s/ William Darman
Name:	William Darman
Title:	Authorized Person

CEOF II COINVESTMENT B (DE), L.P.
By: CEOF II DE AIV GP, L.P., its general partner
By: CEOF II DE GP AIV, L.L.C., its general partner

By:	/s/ William Darman
Name:	William Darman
Title:	Authorized Person